(Letterhead)

March 18, 2008

VIA FACSIMILE AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

(202) 772-9202 (Fax)

Attention:	Joseph A. Foti
Claire Erlanger
Jean Yu

Re:	Monsanto Company

Form 10-K for the year ended August 31, 2007

Filed October 26, 2007

File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter dated March 4, 2008, setting forth comments to the Report on Form 10-K for the year ended August 31, 2007 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. The Company plans to incorporate changes to its filings prompted by the Staff’s comments in future filings, as outlined in the responses below. We hereby acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:
(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

COMMENTS

Form 10-K for the year ended August 31, 2007

Management’s Discussion and Analysis

- Seeds and Genomics Segment, page 31

1.

We note your disclosure that the decrease in vegetable and fruit seeds gross profit as a percent of sales were partially offset by the effect on cost of goods sold associated with the inventory step-up for the Seminis acquisition, which was $5 million in 2007 and $50 million in 2006. Please explain to us the nature of the inventory step-up and your basis for the accounting treatment.

Response. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, (SFAS 141), we allocated the cost of the Seminis acquisition based upon the fair values of the assets acquired and liabilities assumed. With regard to inventories, paragraph 37, section c of SFAS 141, provides additional guidance on how to assign amounts to the three components (finished goods, work in process and raw materials) as follows:

(1) Finished goods and merchandise at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity

(2) Work in process at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal, and (c) a reasonable profit allowance for the completing and selling effort of the acquiring entity based on profit for similar finished goods

(3) Raw materials at current replacement costs

We applied the above guidelines to subcategories of inventories (large hybrid seeds, small hybrid seeds, large open pollinated seeds and small open pollinated seeds) which had similar characteristics (expected selling prices, expected profit margins, and disposal costs as a percentage of sales). The result of this analysis was the recording of a step-up of $74 million of the Seminis inventory from its historical lower of cost or market carrying value. The step-up negatively impacted our cost of goods sold by $19 million, $50 million and $5 million in 2005, 2006, and 2007, respectively, as the inventory on hand at the time of the acquisition was sold to our customers in those respective periods. Our disclosure was intended to give our investors more transparency and comparability with regard to the impact of this significant item on our cost of goods sold.

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

- Critical Accounting Policies and Estimates

2.

Please consider revising your critical accounting policies and estimates section in future filings to include a discussion on management’s assessment of the impairment of long-lived assets such as property and equipment and intangible assets other than goodwill given the significance of such items in each of the periods presented on the face of the balance sheet.

Response. In accordance with Disclosure in Management's Discussion and Analysis About the Application of Critical Accounting Policies, Release Nos. 33-8098; 34-45907, a company should identify the accounting estimates reflected in its financial statements that required it to make assumptions about matters that were highly uncertain at the time of estimation. Disclosure about those estimates should then be required if different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations. A company's disclosure about these critical accounting estimates should include a discussion of: the methodology and assumptions underlying them; the effect the accounting estimates have on the company's financial presentation; and the effect of changes in the estimates.

Based on the significance of amortizable intangible assets on our balance sheet and in particular, those associated with biotechnology, we agree that a discussion of management’s assessment of impairment for such assets is appropriate. We plan to include the following disclosures in our critical accounting policies and estimates section for future filings:

“In accordance with SFAS 144, all amortizable intangible assets are assessed for impairment whenever events indicate a possible loss. Such an assessment involves estimating undiscounted cash flows over the remaining useful life of the intangible. If the review indicates that undiscounted cash flows are less than the recorded value of the intangible asset, the carrying amount of the intangible is reduced by the estimated cash-flow shortfall on a discounted basis, and a corresponding loss is charged to the Statement of Consolidated Operations. Significant changes in key assumptions about the business, market conditions and prospects for which the intangible asset is currently utilized or expected to be utilized, could result in an impairment charge.”

We do not believe any discussion is warranted for management’s assessment with regard to property and equipment. We believe there is a higher degree of certainty with regard to the use and recoverability of such assets and we have not historically experienced material impairments nor do we anticipate material effects in the future from changes in estimates or assumptions.

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

Notes to the Financial Statements

- General

3.

We note from your disclosures in your Proxy Statement filed on Form DEF14A, that you have disclosed certain related party transactions. Please revise the notes to the financial statements in future filings to include disclosure of all related party transactions as required by paragraph 2 of SFAS No. 57.

Response. Per Monsanto’s Proxy Statement filed on Form DEF14A, dated December 5, 2007, the following policy and relationships were disclosed:

“An affiliate of FMR Corp., Fidelity Investments Institutional Services Company, Inc. (“Fidelity”), provides services in connection with the maintenance, operation and administration of various employee benefit plans sponsored by us and certain of our subsidiaries, including certain pension plans, 401(k) plans and health and welfare benefit plans. In exchange for its services, Fidelity received fees totaling approximately $6 million in our 2007 fiscal year. In addition, Fidelity Management Trust Company, an affiliate of FMR Corp., is the investment manager for certain mutual funds in the 401(k) plans of certain of our subsidiaries. Fidelity Management Trust Company is compensated for its investment management services by the mutual funds through customary investment management fees paid by the plan’s participants investing in the funds.”

“The sister-in-law of our Vice President and Treasurer, is a principal in Fox, Inc., an architectural firm that provided architectural and engineering design services to us in connection with several projects on our Creve Coeur Campus. Approximate aggregate cost for these services is $5.4 million, including $1.4 million for our 2007 fiscal year, which includes amounts payable by Fox to subcontractors.”

SFAS 57, Related Party Disclosures (SFAS 57), paragraph 2, states the following:

“Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.”

The related party transactions included in our proxy were not disclosed in the notes to the financial statements as of Aug. 31, 2007, as we believe that given the dollar amounts involved, such transactions were immaterial to our consolidated financial statements. In the future, if there are material related party transactions, Monsanto will disclose them in the notes to the financial statements as required by SFAS 57 paragraph 2.

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

Note 2. Significant Accounting Policies

- Basis of Consolidation

4.

We note your disclosure that one entity that is a variable interest entity but which you are not the primary beneficiary is a biotechnology company in which you had a 9 percent equity investment. In light of the fact that your investment in this entity appears to be less than 20%, please explain to us why you believe it is appropriate to account for the investment under the equity method of accounting. As part of your response, please tell us if you are able to influence the operating or financial decisions of the investee.

Response. Monsanto accounts for its investment in this biotechnology company as a cost method investment in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock, paragraph 6a. The investment represented approximately 9 percent of the investee’s preferred stock. Monsanto has no representation on the investee’s board of directors and there are no other significant control features involved with this investment which would demonstrate significant influence. Monsanto therefore does not meet the requirements in APB 18, paragraph 17 to conclude the equity method is appropriate for this investment. The carrying value of the investment is reviewed for impairment on a routine basis.

In future filings, Monsanto will clarify its disclosure to ensure investors do not assume that we are accounting for such an investment under the equity method as follows:

“One entity is a biotechnology company focused on plant gene research, development and commercialization, in which Monsanto had a 9 percent investment, recorded on the cost method, in the biotechnology company’s preferred stock as of Aug. 31, 200X...........”

Note 4. Business Combinations, page 67

5.

We note your disclosure that charges of $193 million were recorded in research and development expenses in 2007 for the write-off of acquired in-process R&D (IPR&D). Please explain to us, and disclose in future filings, how you determined the fair value of the acquired in-process R&D. Include in your response and revised disclosure, all assumptions and valuation techniques used in the valuation.

Response. Approximately 96% or $186 million of the acquired in-process research and development expenses recorded in 2007 related to the $1.5 billion purchase price acquisition of Delta and Pine Land Company (DPL) which was acquired on June 1, 2007. DPL is the largest cotton breeder in the world and is committed to introducing new hybrid varieties which can deliver increasing yields and performance under stress caused by soil conditions, weather, pests and competing plants. Its research efforts are primarily

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

focused on the following stages of development:

1.	high-throughput screening of genetic databases to identify valuable cotton plant traits that can be used in conventional breeding,
2.	breeding trials of cotton plants from parents with the desired traits,
3.	analysis and selection of leads which demonstrate promise,
4.	field trails of hybrid varieties to confirm desired performance on a larger scale, and
5.	production of bulk seed and compliance with regulatory processes, as appropriate, prior to product launch.

In order to assist in the determination of the fair value of IPR&D in accordance with the FASB’s SFAS 141, Business Combinations, and FIN #4 – Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method – an interpretation of FASB Statement No. 2, we engaged an independent third party valuation firm. The valuation method used to determine the fair value of the research projects was the Income Approach. In developing our assumptions for the valuation model, we used comparable commercialized hybrids from DPL and hybrids marketed by our previously owned cotton business, Stoneville, to estimate expected pricing, margins and expense levels. Total estimated completion costs for these projects is approximately $157 million. Given that the typical breeding period for cotton is approximately 10 years, the expected product launches stemming from the research efforts range from 2008 to 2017. The weighted average discount rate used was 17 percent, based on an application of a range of discount rates of 13 percent to 22 percent. These research and development activities were deemed to have no alternative future use and thus were charged immediately to expense.

The remaining $7 million of acquired in-process research and development expensed in 2007 related to the $50 million purchase price acquisition of Western Seed (Western) in May 2007. Western is a European vegetable and fruit seed company whose breeding efforts are primarily focused on certain varieties of tomatoes and peppers. We also engaged an independent third party valuation firm to assist us in determining the fair value of Western’s research projects. A similar technique (Income Approach) and basis for assumptions were utilized to those noted above for DPL. For all other acquisitions completed in 2007, there was no IPR&D identified as those companies did not conduct breeding research to develop new products.

As noted in our disclosures in Note 4, the purchase price allocations, including the amounts assigned to IPR&D, were preliminary and subject to change upon the completion of the valuations by our independent third party provider. These valuations are expected to be completed during the third quarter of 2008. We currently do not anticipate any significant changes to the preliminary amounts assigned to IPR&D. In our future filings, we will disclose the valuation technique used to determine the fair value of material acquired IPR&D and the significant underlying assumptions as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

“Charges of $186 million were recorded in research and development expenses in fiscal year 2007, for the write-off of acquired in-process R&D (IPR&D) associated with plant breeding acquired in the DPL acquisition. The valuation method used to determine the fair value of the research projects was the Income Approach. In developing our assumptions for the valuation model, we used data from comparable commercialized hybrids from DPL and hybrids marketed by our previously owned cotton business, Stoneville, to estimate expected pricing, margins and expense levels. Management believed that the technological feasibility of the IPR&D projects was not established and that the research had no alternative future uses. Accordingly, the amounts allocated to IPR&D were expensed immediately, in accordance with generally accepted accounting principles. The significant assumptions used to determine the fair value of IPR&D related to the DPL acquisition were as follows:

Weighted Average Discount Rate	17%
Estimated Costs to Complete	$157 million
Expected Years of Product Launches	2008-2017”

6.

We note your disclosure that the estimated fair values of the 2005 acquisitions, including the EITF 95-3 liabilities discussed above, were adjusted during fiscal 2006, resulting in additional goodwill of $36 million. Please explain to us the nature of the fair value adjustments and why you believe it was appropriate to increase goodwill for these adjustments.

Response. Monsanto purchased Seminis and Emergent in the third quarter of fiscal year 2005. As part of its due diligence process prior to consummation, Monsanto’s management began to assess and formulate potential plans to exit certain activities of both acquisition targets. Such activities included the possible integration and restructuring of support functions of the target including executive management, finance, information technology, human resources. At that time, management also considered plans to discontinue certain crop lines in certain regions and the closure of certain facilities of Emergent.

EITF 95-3 states the following:

“The amount of a cost exceeding the amount recorded as a liability assumed in a purchase business combination should result in an additional element of cost of the acquired company if an adjustment to an original estimate is determined within one year of the acquisition date and, thereafter, should be included in the determination of net income in the period in which the adjustment is determined.”

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

Of the total $36 million in adjustments to goodwill, $16 million related to EITF 95-3 liabilities. Specifically, Monsanto finalized its plans with regard to exiting certain crop lines of Emergent’s Indian business. As the plan to close four facilities (Armoor, Jalna, Ramamurthy and Kurnool) and the related terminations of 474 Emergent employees were finalized in the first quarter of 2006. In accordance with EITF 95-3, a related reserve of approximately $9 million was recorded with a corresponding increase in goodwill. During the period, Monsanto also finalized plans to restructure the support functions at Seminis resulting in the severance of 33 Seminis employees and reserve for an additional $7 million. The liabilities recorded for these actions were primarily for severance costs and met the four criteria as outlined in EITF 95-3 for involuntary employee termination and benefits.

The remaining $20 million related to a number of individual adjustments to fair value the assets acquired and liabilities assumed in the Seminis acquisition as part of the final purchase price allocation. Given the significant number of locations and reporting entities with this $1.6 billion acquisition, it took Monsanto the full year (as allowed by SFAS 141) to complete its assessment and finalize the fair values as of the acquisition date.

Note 6. Customer Financing Programs, page 70

7.

We note your disclosure that you have programs to provide financing to customers in Brazil, Europe and Argentina, and these programs qualify for sales treatment under SFAS 140. For each of these financing programs, please explain to us why you believe the program meets the criteria in paragraph 9 of SFAS 140 to be accounted for as a sale. Please tell us specifically how your transferred loans have been isolated from you when they are still guaranteed by you.

Response. Monsanto extends credit to trade customers in the normal course of business which are due in terms not exceeding approximately one year. For customers desiring to obtain longer term financing, Monsanto refers certain of its customers to third-party lenders, which make loans directly to Monsanto’s customers (i.e., the customer financing program). This allows customers to pay off amounts due to Monsanto while receiving extended financing terms through loans with the specified lenders. Monsanto provides varying levels of guarantee under each of these programs.

Monsanto currently has three customer financing programs in Brazil (Customer Financing, FAT and Rural Credit), one program in Argentina and one program in Europe. The Brazil programs represent the majority of Monsanto’s customer financing activity outside of the United States. In the Brazil Customer Financing program, the bank pays Monsanto the receivable amounts owed by customers participating in the program. The bank collects repayment of the receivable directly from the customer. Monsanto provides a full guarantee under this program for most customers and a 40% guarantee for some customers. The Brazil FAT and Rural Credit programs are government programs, under which the government funds private banks, which then pay the suppliers (including

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

Monsanto) on behalf of the customers. Customers receive subsidized rates and are required to repay the banks within five years. Monsanto guarantees its customers obligations to the lending banks.

The information below details how these programs meet the criteria in paragraphs 9 (a), (b) and (c) of SFAS 140 to qualify for sales treatment.

With respect to paragraph 9(a) of SFAS 140, If Monsanto declared bankruptcy, neither Monsanto nor its creditors would have any rights to the receivables transferred to the bank via these agreements. Specifically, the Customer Financing program agreement states the following:

“Monsanto has not drawn, issued or endorsed any check or bill of exchange, nor has it honored any bill of exchange in connection with the receivables...and has not done anything which might make it difficult to bar the enforcement of or the proceeds from the receivables...and the debtors have no receivables towards Monsanto which might be off-set against the receivables.”

Monsanto has also received outside legal opinions with respect to the following matters to support its conclusions that Monsanto’s creditors do not have any rights to the receivables (an excerpt from such opinion is set forth below):

(For Customer Financing program) “Monsanto’s creditors...shall not have any right over the credit rights deriving from the sale of the products by Monsanto to the customers.”

(For FAT & Rural Credit program) “Once Monsanto’s bankruptcy is declared according to the Bankruptcy and Restructuring Law, before any payment under the Guaranty, Monsanto’s creditors shall not have any right over the credit rights deriving from refinancing of the customer.”

With respect to paragraph 9(b) of SFAS 140, under these programs, there are no indications of any restrictions or constraints around the bank’s rights to the transferred receivables, as is supported by the following excerpt from the Customer Financing program agreement between Monsanto and the bank:

“The bank may, at any time, without notifying Monsanto, assign, sell or otherwise dispose or give guarantee in the notes, rights and obligations arising out of this agreement.”

In addition, the legal opinions obtained support Monsanto’s conclusion that it does not maintain any interest in the receivables once they have been transferred to the bank

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

and the bank is not restricted in transferring the receivables to another party, as noted in the following excerpts:

(For Customer Financing program) “According to the terms submitted to us, Monsanto shall...warrant that the sales are real and the bills representing the credits or the credit rights deriving there from were not endorsed, transferred or otherwise granted as collateral, totally or partially, as well as that the customers do not have amounts receivable against Monsanto that could be offset with the amounts due and payable by the customers within the scope of the agreement.”

(For FAT and Rural Credit programs) “Once Monsanto’s bankruptcy is declared according to the Bankruptcy and Restructuring Law, before any payment under the Guaranty, Monsanto’s creditors shall not have any right over the credit rights deriving from refinancing of the customer.”

With respect to paragraph 9(c) of SFAS 140, Monsanto does not maintain effective control over the transferred receivables and cannot unilaterally cause the bank the return the receivables. Although Monsanto could be required to repurchase the receivables as part of the guarantee, this obligation does not occur unless the debtor fails to pay the balance, but not before maturity of the receivables. This conclusion is supported by the opinion of outside legal counsel, as follows:

(For Customer Financing program) “Monsanto shall not unilaterally require the bank to return the credit rights deriving from the sale made to its customers except when Monsanto complies with its guarantee.”

(For FAT and Rural Credit programs) “Once the financing is granted to the customer by the bank, provided that the conditions precedent have been fully met upon the terms and conditions set forth herein, Monsanto: (1) shall not unilaterally cancel the loan to the customer; (2) shall not have any right over the refinanced amounts by the customer; and (3) shall not have amounts payable towards its customer that could be offset with the amounts due and payable by the customer.”

The programs in Argentina and Europe are similar to the programs described above, and meet all of the requirements of 9(a), (b) and (c) of SFAS 140. The maximum funds available under these two programs is $31 million. The loan balance outstanding for these two programs as of August 31, 2007 was $4 million. Note that the Argentina program does not include a guarantee by Monsanto – the lender bears all credit risk under this program.

Based on the analyses presented above, Monsanto accounts for the transfer of the receivables to the various lenders under each of these programs as a sale under SFAS 140.

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

In summary, at the time that each of the customer financing programs was entered into, the entire arrangement including any guarantee provided by Monsanto was fully evaluated by the Company and its outside legal counsel, and the Company concluded that the customer loans are isolated from Monsanto as required by paragraph 9(a) of SFAS 140. The lenders who are party to these programs pay Monsanto directly for the receivables the lenders purchase. Monsanto’s customers then pay off their trade receivables, which were initially due to Monsanto, directly to the bank. Monsanto does not have any ownership interest in any of the lenders or in such loans that the lenders issue to Monsanto’s customers. We have addressed Monsanto’s guarantee in connection with paragraph 9.a. because we believe that the Staff’s comment was intended to focus on the isolation requirement of this paragraph. However, we also note that we concluded that the guarantee does not affect the determination that the transfers of customer loans meet the criteria of SFAS 140, paragraphs 9(b) and 9(c). In all cases where Monsanto guarantees the receivables, the guarantee is not effective unless the customer has failed to pay the lender prior to the maturity date of the loan.

Note 9. Investments, page 74

8.

We note your disclosure that you realized gains of $11 million net of $6 million tax expense in 2007 as a result of a donation of equity securities. Please provide us details of this transaction and tell us how you accounted for the transaction. As part of your response, please explain to us how you calculated the amount of gain recognized and where the amount is recognized on the statement of operations.

Response. Monsanto Company originally owned shares of common stock in Rice-X. Subsequently, Rice-X merged with NutraCea, and after the merger, Monsanto owned 5,504,552 shares of common stock of NutraCea. Rice-X and NutraCea were publicly traded companies and the fair value of each company’s stock was readily determinable through available quoted market prices of each stock. Monsanto’s cost basis in the shares was approximately $0.16 per share.

This stock was classified as available-for sale in accordance with paragraph 12 of SFAS 115. Accordingly, the investment was marked to market with the unrealized gains and losses (net of applicable taxes) recorded to Accumulated Other Comprehensive Income (Loss). The cost basis of the stock was recorded in Other Assets on Monsanto’s Consolidated Statements of Consolidated Financial Position.

On February 23, 2007, Monsanto Company donated 100%, (5,504,552 shares), of its NutraCea shares of common stock to a private tax-exempt foundation which was established to receive and disperse Monsanto’s philanthropic gifts. This foundation is a separate legal entity and is not consolidated. As a result of this donation, Monsanto Company recorded a pretax gain of $17 million, or $11 million after-tax, net of $6 million tax expense. The gain was based on the quoted trading price per share at the time the stock was donated of $3.19 and the cost basis in the shares of approximately $0.16. As the gain was then realized, Monsanto transferred the unrealized gain (net of taxes) out

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

of Accumulated Other Comprehensive Income of $17 million into Other Expense (Income) in accordance with Rule 5-03(b)7(c) of S-X. The corresponding expense of $17 million associated with the charitable contribution was then recorded in Selling, General and Administrative Expenses at fair value, which is consistent with where other such expenses are recorded.

Note 21. Commitments and Contingencies, page 95

9.

We note from your disclosure in Note 21 that you have operating lease obligations. In future filings, please revise to include the disclosure of a general description of the leasing arrangements. See paragraph 16 of SFAS No. 13.

Response. The Company will follow the requirements of paragraph 16 of SFAS No. 13, for all future filings. Monsanto Company will include a general description of its operating lease arrangements in future filings similar to the following:

“The Company routinely leases buildings for use as administrative offices or warehousing, land for research facilities, company aircraft, railcars, motor vehicles, and equipment under operating leases. Certain leases contain renewal options and escalation provisions. In addition to rent, the leases may require the Company to pay for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. At the termination of certain leases, the Company has the option to purchase leased equipment and buildings based on a fair market value determination.”

Forms, 8-K dated January 3, 2008, October 10, 2007, September 17, 2007, June 28, 2007, April 4, 2007, and January 4, 2007.

10.

We note your use of the non-GAAP financial measures free cash flow and EBIT. In future filings, please include disclosure of the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. See paragraph 10(c)(1)(i)(C) of Regulation SK.

Response. In accordance with paragraphs 10(e)(1)(i)(C) and (D), in each of our Reports on Form 10-K and Form 10-Q we include within the Overview section of Management’s Discussion and Analysis a discussion of the Company’s use of the non-GAAP financial measures free cash flow and EBIT. In that discussion, we explain our reasons for using non-GAAP financial measures generally and, in particular, we describe why we believe the presentations of free cash flow and EBIT are useful to investors and how those measures are used by management. The following language appeared in our most recent Form 10-K:

“...We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding

United States Securities and Exchange Commission

Division of Corporation Finance

March 18, 2008

interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by Monsanto management to determine resource allocations within the company....”

“...We believe that free cash flow is useful to investors and management as a measure of the ability of our business to generate cash. This cash can be used to meet business needs and obligations, to reinvest in the company for future growth, or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation...”

As noted, we have not repeated these disclosures in our Reports on Form 8-K, as permitted by paragraph 10(e)(1)(iii). We do not believe we were required to include this disclosure in our Forms 8-K, because the disclosure appeared in our recent Reports on Forms 10-K and 10-Q and that disclosure continued to be accurate. Accordingly, we would plan to continue to include in our Reports on Form 8-K only such disclosure as is required, such as disclosure of the use and usefulness of non-GAAP financial measures not addressed in our Forms 10-K and 10-Q.

* * * * * *

Please contact me ((314) 694-6854) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Richard B. Clark

Richard B. Clark

Vice President and Controller

Monsanto Company

cc:	Terrell K. Crews, Monsanto Company

Nancy E. Hamilton, Esq., Monsanto Company

Jennifer L. Woods, Esq., Monsanto Company